10f-3 REPORT

THE SALOMON BROTHERS FUND
April 1, 2000 through June 30, 2000


        Trade                                              % of
Issuer  Date    Selling Dealer             Amount   Price  Issue(1)

Genuity 6/29/00 Morgan Stanley/Wasserstien $803,000 $11.00 0.15A

(1) Represents purchases by all affiliated funds; may not exceed
25% of the offering.

A - A total of 260,600 shares was purchased by funds in the Salomon Brothers complex for an aggregate purchase price of $2,866,600.